

December 18, 2023

Michael Chi Wai Woo
Chief Executive Officer
Eline Entertainment Group, Inc.
1113, Tower 2, Lippo Centre
89 Queensway
Admiralty, Hong Kong

> **Re: Eline Entertainment Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 000-30451**

Dear Michael Chi Wai Woo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 9

1. Please amend your filing to include the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures as of December 31, 2022. Refer to Item 307 of Regulation S-K.

General

2. We note that you filed a Form NT 10-Q on November 14, 2023. The extension period granted by the Form NT 10-Q has lapsed. Please tell us when you intend to file Form 10-Q for the quarter ended September 30, 2023.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction